Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

December 3, 2014

Item 3

News Release

The news release was disseminated on December 3, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced the resignation of Mr. Jamie Lewin as Director and Chief Financial Officer and appointed Mr. Aman Parmar Director and Chief Financial Officer.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that Mr. Aman Parmar has joined the Company as Chief Financial Officer (“CFO”) and Director.

Mr. Jamie Lewin has resigned as Director and CFO of the Company.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Arun Nayyar, Chief Executive Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

December 3, 2014